May 2, 2005

Mail Stop 0510

By U.S. mail and facsimile to (250) 656-8860

Mr. Lance Larsen
Chief Executive Officer
Andean Development Corporation
9175 Mainwaring Road
Sidney, BC V8L 1J9 Canada

	RE:  	Form 8-K Item 4.01 filed April 22, 2005
		Form 8-K/A Item 4.01 filed April 28, 2005
		File # 000-28806

Dear Mr. Larsen:

      We have reviewed your filings and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.


1. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report.

2. The disclosure should also state whether during the registrant`s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-
K.

3. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement (actual date). Refer to Regulation
S-K Item 304 (a)(2).

Exhibit 16:

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

General

5. As requested in our comment letter dated April 25, 2005, please provide the three acknowledgements in your next response to us.
These are:

* The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

* Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and

* The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


*  *  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your amended Form 8-K and your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5525.

								Sincerely,



								Ryan Rohn
								Staff Accountant
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Mr. Lance Larsen
Andean Development Corporation
May 2, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE